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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                            ____________

                        S C H E D U L E  13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 29)*

                       PETROL INDUSTRIES, INC.
                          (Name of Issuer)

               COMMON STOCK, PAR VALUE $.10 PER SHARE
                   (Title of Class of Securities)

                            716 502 10 9
                           (CUSIP Number)

Mr. Joseph M. Rodano         Copy to:  David Lerner
c/o Petrol Industries, Inc.            Morrison Cohen Singer &
                                        Weinstein
202 N. Thomas, Suite 4                 750 Lexington Avenue
Shreveport, LA  71107-6539             New York, New York  10022
Telephone: (318) 424-6396              Telephone: (212) 735-8609
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(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 30 and July 31, 2001
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following space [  ].

     Check the following space if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following page(s))





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CUSIP No. 716 502 10 9
                                 13D

 1.  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

                     JOSEPH M. RODANO

 2.  Check the Appropriate Box if a Member of a Group*   (a) [  ]

                                                         (b) [  ]

 3.  SEC Use Only


 4.  Source of Funds:*     PF

 5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                            [
]

 6.  Citizenship or Place of Organization

              United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

 7.  Sole Voting Power:        576,325

 8.  Shared Voting Power:

 9.  Sole Dispositive Power:   576,325

10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned By Each Reporting
Person:
                         576,325

12.  Check Box if the Aggregate Amount in Row (11)
     excludes Certain Shares*                                 [
]

13.  Percent of Class Represented by Amount in Row (11)
                         36%

14.  Type of Reporting Person*
                                 IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, $.10 par value per share (the "Shares"), of Petrol Industries, Inc., a Nevada corporation ("Petrol"), the principal executive offices of which are located at 202 N. Thomas, Suite 4, Shreveport,
Louisiana  71107-6539.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed on behalf of Joseph M. Rodano ("Rodano"), a United States Citizen, whose current mailing address is c/o Petrol Industries, Inc., 202 N. Thomas, Suite 4, Shreveport, LA 71107-6539. Mr. Rodano is currently employed as the President and Treasurer of Petrol, as well as a member of its Board of Directors. The address of Petrol's principal executive office can be found in ITEM 1 above.

          During the last five years, Mr. Rodano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          All of the Shares purchased by Mr. Rodano on July 30 and July 31 of this year have been purchased with his personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

          On July 30, 2001, Mr. Rodano purchased 10,000 Shares in an open market transaction. On July 31, 2001, Mr. Rodano purchased an additional 10,000 Shares in an open market transaction. Mr. Rodano invested in the foregoing Shares because he believes that the market reacted excessively to Petrol's disclosure in its 1993 Annual Report on Form 10-KSB of its deteriorating financial condition and that such securities accordingly are undervalued. As of the filing date of this statement, Mr. Rodano has no present plans or proposals which relate to, or which would result in, any changes specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Mr. Rodano owns an aggregate of 576,325 Shares, comprising approximately 36% of the outstanding Shares. The foregoing calculation is based upon Petrol's Annual Report on Form 10-KSB for the year ended December 31, 2000, which states that as of March 30, 2001, 1,597,196 Shares were outstanding.

          Mr. Rodano retains the sole power to vote and dispose of the 576,325 Shares described above.

          Mr. Rodano purchased 10,000 Shares on July 30, 2001, over-the-counter, in an open market transaction at the asked price of $.11 per share. Mr. Rodano purchased another 10,000 Shares on July 31, 2001, over-the-counter, in an open market transaction at the asked price of $.12 per share. Except as set forth in ITEM 5, Mr. Rodano has not purchased or sold any Shares since he filed an Amendment to Schedule 13D with the Commission on September 18, 2000.




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ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rodano and any other person with respect to any securities of Petrol.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.



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                              SIGNATURE
                              ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          Joseph M. Rodano
                                ---------------------------------
-
                                          JOSEPH M. RODANO

Date:  August 1, 2001



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).